604 Page 1 30-Apr-2026 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder (1) Name ACN/ARSN (if applicable) There was a change in the interests of the 28/04/2026 substantial holder on The previous notice was given to the company on 23/03/2026 The previous notice was dated 19/03/2026 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Consideration given in relation to change (7) Person's votes affected 4.Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Person's votes STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 17,067 Ordinary 17,067 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 474,630 Ordinary 474,630 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 32,024 Ordinary 32,024 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 34,034 Ordinary 34,034 STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED 26,738 Ordinary 26,738 STATE STREET GLOBAL ADVISORS ASIA LIMITED 19,436 Ordinary 19,436 STATE STREET GLOBAL ADVISORS ASIA LIMITED 8,683 Ordinary 8,683 STATE STREET GLOBAL ADVISORS ASIA LIMITED 14,138 Ordinary 14,138 STATE STREET GLOBAL ADVISORS ASIA LIMITED 39,557 Ordinary 39,557 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 9,911 Ordinary 9,911 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 113,067 Ordinary 113,067 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 387,802 Ordinary 387,802 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 21,076 Ordinary 21,076 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 4,976 Ordinary 4,976 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 186,559 Ordinary 186,559 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Voting power (5) Annexure A, B & C n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee 35,936,827 Class and number of securities Voting power (5) Brown Brothers Harriman and Co n/a JPMorgan AG n/a Corporations Act 2001 Bank of New York Mellon UBS AG 32,055,574 Nature of relevant interest (6) n/a Ordinary Registered holder of securities Caceis Bank Luxembourg RIO TINTO LIMITED BNP Paribas Person’s votes Sumitomo Trust and Banking Co USA n/a Person whose relevant interest changed n/a n/a n/a Person’s votes n/a n/a Northern Trust Company JPMorgan AG 8.62% n/a Class and number of securities affected State Street Bank and Trust Co Notice of change of interests of substantial holder Form 604 State Street Bank and Trust Co Person entitled to be registered as holder (8) Present notice n/a n/a n/a n/a JPMorgan AG Section 671B State Street Bank and Trust Co 004 458 404 Nature of change (6) Previous notice State Street Corporation and subsidiaries named in paragraph 6 to this form 9.67% Citibank NA Bank of New York Mellon EXHIBIT 99.16

604 Page 2 30-Apr-2026 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 188,597 Ordinary 188,597 STATE STREET BANK AND TRUST COMPANY 35,370 Ordinary 35,370 STATE STREET BANK AND TRUST COMPANY 225,497 Ordinary 225,497 STATE STREET BANK AND TRUST COMPANY 971,955 Ordinary 971,955 STATE STREET BANK AND TRUST COMPANY 49,574 Ordinary 49,574 STATE STREET BANK AND TRUST COMPANY 79 Ordinary 79 STATE STREET BANK AND TRUST COMPANY 23,102 Ordinary 23,102 STATE STREET BANK AND TRUST COMPANY 84,007 Ordinary 84,007 STATE STREET BANK AND TRUST COMPANY 35,763 Ordinary 35,763 STATE STREET BANK AND TRUST COMPANY 43,648 Ordinary 43,648 STATE STREET BANK AND TRUST COMPANY 10,617 Ordinary 10,617 STATE STREET BANK AND TRUST COMPANY 224,443 Ordinary 224,443 STATE STREET BANK AND TRUST COMPANY 784 Ordinary 784 STATE STREET BANK AND TRUST COMPANY 70,235 Ordinary 70,235 STATE STREET BANK AND TRUST COMPANY 26,626 Ordinary 26,626 STATE STREET BANK AND TRUST COMPANY 427 Ordinary 427 STATE STREET BANK AND TRUST COMPANY 2,364 Ordinary 2,364 STATE STREET BANK AND TRUST COMPANY 1,534 Ordinary 1,534 STATE STREET BANK AND TRUST COMPANY 28,238 Ordinary 28,238 STATE STREET BANK AND TRUST COMPANY 43,767 Ordinary 43,767 STATE STREET BANK AND TRUST COMPANY 4,483 Ordinary 4,483 STATE STREET BANK AND TRUST COMPANY 4,671 Ordinary 4,671 For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For borrowed securities:Relevant interest under section 608(1) being the holder of securities subject to an obligation to return under a securities lending agreement.STATE STREET BANK AND TRUST COMPANY has on-lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM THE REGENTS OF THE UNIVERSITY OF CALIFORNIA OREGON STATE TREASURY MALTA PENSION INVESTMENTS STATE STREET BANK AND TRUST COMPANY STATE TREASURER OF THE STATE OF MICHIGAN MANAGED PENSION FUNDS LIMITED n/a VANECK ETF FUNDS ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER TEACHER RETIREMENT SYSTEM OF TEXAS VALIC JP MORGAN ASSET MANAGEMENT (CANADA) INC. SA FUNDS- INVESTMENT TRUST STATE STREET BANK AND TRUST COMPANY Arrowstreet Capital Newbury Fund Limited STATE STREET BANK AND TRUST COMPANY OREGON STATE TREASURY ARROWSTREET CLARENDON TRUST FUND MANAGED PENSION FUNDS LIMITED THE REGENTS OF THE UNIVERSITY OF CALIFORNIA LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION STATE STREET BANK AND TRUST COMPANY UBS (LUX) FUND SOLUTIONS UNKNOWN STATE STREET BANK AND TRUST COMPANY JP MORGAN ASSET MANAGEMENT (CANADA) INC. ARROWSTREET ACWI EX US ALPHA EXTENSION TRUST FUND U STATE STREET BANK AND TRUST COMPANY LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION Northern Trust Company STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV STATE TREASURER OF THE STATE OF MICHIGAN ARROWSTREET CANADA GLOBAL WORLD ALPHA EXTENSION FUND I STATE STREET BANK AND TRUST COMPANY SA FUNDS- INVESTMENT TRUST MALTA PENSION INVESTMENTS AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER UBS (LUX) FUND SOLUTIONS VANECK ETF FUNDS VALIC

604 Page 3 30-Apr-2026 STATE STREET BANK AND TRUST COMPANY 265,858 Ordinary 265,858 STATE STREET BANK AND TRUST COMPANY 23,213 Ordinary 23,213 STATE STREET BANK AND TRUST COMPANY 21,384 Ordinary 21,384 STATE STREET BANK AND TRUST COMPANY 3,015 Ordinary 3,015 STATE STREET BANK AND TRUST COMPANY 3,439 Ordinary 3,439 STATE STREET BANK AND TRUST COMPANY 7,689 Ordinary 7,689 STATE STREET BANK AND TRUST COMPANY 423,000 Ordinary 423,000 STATE STREET BANK AND TRUST COMPANY 10,494 Ordinary 10,494 STATE STREET BANK AND TRUST COMPANY 356 Ordinary 356 STATE STREET BANK AND TRUST COMPANY 69,052 Ordinary 69,052 STATE STREET BANK AND TRUST COMPANY 27,467 Ordinary 27,467 STATE STREET BANK AND TRUST COMPANY 692 Ordinary 692 STATE STREET BANK AND TRUST COMPANY 25,278 Ordinary 25,278 STATE STREET BANK AND TRUST COMPANY 4,452 Ordinary 4,452 STATE STREET BANK AND TRUST COMPANY 155,000 Ordinary 155,000 STATE STREET BANK AND TRUST COMPANY 11,900 Ordinary 11,900 STATE STREET BANK AND TRUST COMPANY 39,889 Ordinary 39,889 STATE STREET BANK AND TRUST COMPANY 137,087 Ordinary 137,087 STATE STREET BANK AND TRUST COMPANY 597 Ordinary 597 STATE STREET BANK AND TRUST COMPANY 133,134 Ordinary 133,134 STATE STREET BANK AND TRUST COMPANY 612 Ordinary 612 STATE STREET BANK AND TRUST COMPANY 105 Ordinary 105 STATE STREET BANK AND TRUST COMPANY 208 Ordinary 208 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest BMO INVESTMENTS INC. STATE STREET BANK AND TRUST COMPANY CCC STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED SSUTM AUTHORISED UNIT TRUST SCHEME TEAM SUPERANNUATION FUND AQR Flex 1 Series LLC Series A13 CBJ AS SUB-TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS STATE STREET BANK AND TRUST COMPANY STATE BOSTON RETIREMENT SYSTEM SSGA SPDR ETFS EUROPE II PLC CONFIDENTIAL CLIENT ASIA A AQR Flex 1 Series LLC Series K3 BRIGHTER SUPER TRUSTEE AS TRUSTEE FOR BRIGHTER SUPER INTESA SANPAOLO WEALTH MANAGEMENT S.A. TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS SOCIAL PROTECTION FUND UBS (LUX) FUND SOLUTIONS II LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY AQR Flex 1 Series LLC Series A15 STATE STREET BANK AND TRUST COMPANY AQR Flex 1 Series LLC Series A11 YOURINDEX SICAV TEAM SUPERANNUATION FUND STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED YOURINDEX SICAV AQR Flex 1 Series LLC Series J11 SSUTM AUTHORISED UNIT TRUST SCHEME SSGA SPDR ETFS EUROPE II PLC STATE BOSTON RETIREMENT SYSTEM CONFIDENTIAL CLIENT ASIA A CBJ AS SUB- TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS STATE STREET BANK AND TRUST COMPANY UBS (LUX) FUND SOLUTIONS II Arrowstreet (Canada) Global ACWI150 Alpha Extension Fund I BMO INVESTMENTS INC. Arrowstreet Developed Market Alpha Extension Trust Fund STATE STREET BANK AND TRUST COMPANY INTESA SANPAOLO WEALTH MANAGEMENT S.A. STATE STREET BANK AND TRUST COMPANY BRIGHTER SUPER TRUSTEE AS TRUSTEE FOR BRIGHTER SUPER STATE STREET BANK AND TRUST COMPANY SOCIAL PROTECTION FUND STATE STREET BANK AND TRUST COMPANY LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY

604 Page 4 30-Apr-2026 STATE STREET BANK AND TRUST COMPANY 459 Ordinary 459 STATE STREET BANK AND TRUST COMPANY 171,931 Ordinary 171,931 STATE STREET BANK AND TRUST COMPANY 29,865 Ordinary 29,865 STATE STREET BANK AND TRUST COMPANY 5,891 Ordinary 5,891 STATE STREET BANK AND TRUST COMPANY 108,656 Ordinary 108,656 STATE STREET BANK AND TRUST COMPANY 837 Ordinary 837 STATE STREET BANK AND TRUST COMPANY 163,202 Ordinary 163,202 STATE STREET BANK AND TRUST COMPANY 1,828,090 Ordinary 1,828,090 STATE STREET BANK AND TRUST COMPANY 12,085 Ordinary 12,085 STATE STREET BANK AND TRUST COMPANY 147,935 Ordinary 147,935 STATE STREET BANK AND TRUST COMPANY 10,997 Ordinary 10,997 STATE STREET BANK AND TRUST COMPANY 19,006 Ordinary 19,006 STATE STREET BANK AND TRUST COMPANY 93,751 Ordinary 93,751 STATE STREET BANK AND TRUST COMPANY 252,409 Ordinary 252,409 STATE STREET BANK AND TRUST COMPANY 1,649 Ordinary 1,649 STATE STREET BANK AND TRUST COMPANY 104,081 Ordinary 104,081 STATE STREET BANK AND TRUST COMPANY 99,519 Ordinary 99,519 STATE STREET BANK AND TRUST COMPANY 188,843 Ordinary 188,843 STATE STREET BANK AND TRUST COMPANY 577,432 Ordinary 577,432 STATE STREET BANK AND TRUST COMPANY 1,764 Ordinary 1,764 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR ETFS EUROPE I PLC EURIZON CAPITAL S.A. EURIZON CAPITAL S.A. UBS (IRL) ETF PLC MINNESOTA STATE BOARD OF INVESTMENT DIMENSIONAL FUND ADVISORS CONFIDENTIAL CLIENT N ALLIANCE BERNSTEIN NORTHROP GRUMMAN WA STATE INVESTMENT BOARD PENSION BENEFIT GUARANTY CORPORATION BMO ASSET MANAGEMENT INC. THE EATON VANCE INVESTMENT COMPANIES UBS (IRL) ETF PLC EURIZON AM SICAV SSGA FUNDS MERCER GLOBAL INVESTMENTS TEACHER RETIREMENT SYSTEM OF TEXAS CONFIDENTIAL CLIENT KK DIMENSIONAL FUND ADVISORS SSGA SPDR INDEX SHARE FUNDS RETIREMENT SYSTEMS OF ALABAMA CBJ AS SUB-TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION ALLIANCE BERNSTEIN CONFIDENTIAL CLIENT KK EURIZON AM SICAV CONFIDENTIAL CLIENT N MINNESOTA STATE BOARD OF INVESTMENT PENSION BENEFIT GUARANTY CORPORATION BMO ASSET MANAGEMENT INC. SSGA SPDR ETFS EUROPE I PLC NORTHROP GRUMMAN SSGA FUNDS WA STATE INVESTMENT BOARD THE EATON VANCE INVESTMENT COMPANIES SSGA SPDR INDEX SHARE FUNDS MERCER GLOBAL INVESTMENTS TEACHER RETIREMENT SYSTEM OF TEXAS RETIREMENT SYSTEMS OF ALABAMA CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION

604 Page 5 30-Apr-2026 STATE STREET BANK AND TRUST COMPANY 20,604 Ordinary 20,604 STATE STREET BANK AND TRUST COMPANY 445,709 Ordinary 445,709 STATE STREET BANK AND TRUST COMPANY 39,712 Ordinary 39,712 STATE STREET BANK AND TRUST COMPANY 90,650 Ordinary 90,650 STATE STREET GLOBAL ADVISORS TRUST COMPANY 62,328 Ordinary 62,328 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,018,675 Ordinary 4,018,675 STATE STREET GLOBAL ADVISORS TRUST COMPANY 197,849 Ordinary 197,849 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,586 Ordinary 4,586 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,302 Ordinary 3,302 STATE STREET GLOBAL ADVISORS TRUST COMPANY 112,713 Ordinary 112,713 STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY 678 Ordinary 678 SSGA FUNDS MANAGEMENT, INC. 1,167,229 Ordinary 1,167,229 SSGA FUNDS MANAGEMENT, INC. 1,699 Ordinary 1,699 SSGA FUNDS MANAGEMENT, INC. 6,458 Ordinary 6,458 SSGA FUNDS MANAGEMENT, INC. 13,237 Ordinary 13,237 STATE STREET GLOBAL ADVISORS LIMITED 38,619 Ordinary 38,619 STATE STREET GLOBAL ADVISORS LIMITED 195,646 Ordinary 195,646 STATE STREET GLOBAL ADVISORS LIMITED 25,604 Ordinary 25,604 STATE STREET GLOBAL ADVISORS LIMITED 8,195 Ordinary 8,195 STATE STREET GLOBAL ADVISORS LIMITED 1,028 Ordinary 1,028 STATE STREET GLOBAL ADVISORS LIMITED 16,165 Ordinary 16,165 STATE STREET GLOBAL ADVISORS LIMITED 13,057 Ordinary 13,057 STATE STREET GLOBAL ADVISORS LIMITED 319,643 Ordinary 319,643 STATE STREET GLOBAL ADVISORS LIMITED 18,967 Ordinary 18,967 STATE STREET GLOBAL ADVISORS LIMITED 5,492 Ordinary 5,492 STATE STREET GLOBAL ADVISORS, LTD. 31,822 Ordinary 31,822 STATE STREET GLOBAL ADVISORS, LTD. 5,218 Ordinary 5,218 STATE STREET GLOBAL ADVISORS, LTD. 7,998 Ordinary 7,998 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee CALSTRS Royal Bank of Canada n/a n/a CAISSE DE DEPOT ET PLACEMENT DU QUEBEC BNP Paribas n/a JPMorgan AG Citibank NA n/a Bank of New York Mellon n/a n/a JPMorgan AG Brown Brothers Harriman and Co n/a JOHN HANCOCK EXCHANGE-TRADED FUND TRUST Pictet and Cie n/a n/a Citibank NA State Street Bank and Trust Co n/a n/a Wilmington Trust Co CAISSE DE DEPOT ET PLACEMENT DU QUEBEC n/a n/a State Street Bank and Trust Co n/a n/a Northern Trust Company Bank of New York Mellon n/a HSBC Bank PLC n/a Bank of New York Mellon Brown Brothers Harriman and Co n/a n/a Northern Trust Company CALSTRS n/a JOHN HANCOCK EXCHANGE-TRADED FUND TRUST CIBC Mellon n/a Northern Trust Company n/a UBS AG n/a n/a BFF Bank S.p.A. MANULIFE INVESTMENT MANAGEMENT LIMITED State Street Bank and Trust Co MANULIFE INVESTMENT MANAGEMENT LIMITED State Street Bank and Trust Co

604 Page 6 30-Apr-2026 STATE STREET GLOBAL ADVISORS, LTD. 562 Ordinary 562 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,234,792 Ordinary 1,234,792 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 13,545,581 Ordinary 13,545,581 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,435 Ordinary 12,435 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 132,337 Ordinary 132,337 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,284,700 Ordinary 1,284,700 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 4,205,735 Ordinary 4,205,735 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: 6. Addresses The addresses of persons named in this form are as follows: Signature print name capacity sign here date 30/04/2026 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. 20 CHURCHILL PLACE, LONDON, ENGLAND, E14 5HJ, UNITED KINGDOM Subsidiary of State Street Corporation SSGA FUNDS MANAGEMENT, INC. KING FAHAD , ALOLAYA , 7277, RIYADH, RIYADH, 12212, SAUDI ARABIA 78 SIR JOHN ROGERSON’S QUAY, DUBLIN 2, IRELAND n/a Subsidiary of State Street Corporation n/a TORANOMON HILLS MORI TOWER 25F, 1-23-1 TORANOMON, MINATO-KU, TOKYO, 105-6325, JAPAN n/a n/a STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Subsidiary of State Street Corporation Citibank NA Alok Maheshwary ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES 68TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE STREET, CENTRAL, HONG KONG, CHINA Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS LIMITED JPMorgan AG STATE STREET GLOBAL ADVISORS EUROPE LIMITED LEVEL 15, 420 GEORGE STREET, SYDNEY NSW 2000, AUSTRALIA STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET BANK AND TRUST COMPANY Address Authorised signatory STATE STREET GLOBAL ADVISORS ASIA LIMITED Subsidiary of State Street Corporation BNP Paribas Subsidiary of State Street Corporation Northern Trust Company Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Subsidiary of State Street Corporation Pictet and Cie n/a Name and ACN/ARSN (if applicable) Northern Trust Company Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS, LTD. State Street Bank and Trust Co 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES Nature of association 1981 MCGILL COLLEGE AVENUE, SUITE 500, MONTREAL QUÉBEC H3A 3A8, CANADA STATE STREET GLOBAL ADVISORS TRUST COMPANY Subsidiary of State Street Corporation 168 ROBINSON ROAD #33-01 CAPITAL TOWER, SINGAPORE, 068912, SINGAPORE 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES n/a STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Subsidiary of State Street Corporation n/a Name

604 Page 7 30-Apr-2026 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and ADDRESSES of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

604 Page 8 30-Apr-2026 Annexure A This is Annexure A referred to in Form 604, Notice of change of interest of substantial holder 30/04/2026 Date of change Consideration given in relation to change Person's votes affected 19/03/2026 151.35 -49,454 Ordinary -49,454 20/03/2026 146.92 -193 Ordinary -193 20/03/2026 146.92 1,761 Ordinary 1,761 20/03/2026 146.92 295 Ordinary 295 20/03/2026 146.92 1,453 Ordinary 1,453 20/03/2026 146.92 397 Ordinary 397 20/03/2026 146.92 -3,113 Ordinary -3,113 20/03/2026 146.92 -1,266 Ordinary -1,266 20/03/2026 146.92 -811 Ordinary -811 20/03/2026 146.92 -2,602 Ordinary -2,602 20/03/2026 146.92 -4,554 Ordinary -4,554 20/03/2026 146.92 -1,453 Ordinary -1,453 20/03/2026 146.92 848 Ordinary 848 20/03/2026 146.92 -587 Ordinary -587 20/03/2026 146.92 397 Ordinary 397 20/03/2026 146.92 9,997 Ordinary 9,997 20/03/2026 n/a 1,651 Ordinary 1,651 20/03/2026 n/a 4,700 Ordinary 4,700 20/03/2026 n/a -10,000 Ordinary -10,000 20/03/2026 n/a 7,586 Ordinary 7,586 20/03/2026 n/a 6,056 Ordinary 6,056 20/03/2026 n/a 1,840 Ordinary 1,840 20/03/2026 n/a 9,332 Ordinary 9,332 20/03/2026 n/a 784 Ordinary 784 20/03/2026 n/a 2,257 Ordinary 2,257 20/03/2026 n/a 365 Ordinary 365 20/03/2026 n/a 100 Ordinary 100 20/03/2026 n/a 30,496 Ordinary 30,496 20/03/2026 n/a 12,888 Ordinary 12,888 20/03/2026 n/a 167 Ordinary 167 20/03/2026 n/a 351 Ordinary 351 20/03/2026 n/a 47 Ordinary 47 20/03/2026 n/a 38,824 Ordinary 38,824 20/03/2026 n/a 287,112 Ordinary 287,112 20/03/2026 n/a 15 Ordinary 15 20/03/2026 n/a 1 Ordinary 1 20/03/2026 146.78 -168 Ordinary -168 20/03/2026 n/a -79 Ordinary -79 20/03/2026 n/a 79 Ordinary 79 20/03/2026 n/a -27,400 Ordinary -27,400 20/03/2026 n/a 27,400 Ordinary 27,400 20/03/2026 n/a -1,000 Ordinary -1,000 20/03/2026 n/a 1,000 Ordinary 1,000 20/03/2026 146.92 -359 Ordinary -359 20/03/2026 146.92 -622 Ordinary -622 Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Dated the Person whose relevant interest changed STATE STREET BANK AND TRUST COMPANY Nature of change Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Alok Maheshwary Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Class and number of securities affected Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Authorised signatory Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out

604 Page 9 30-Apr-2026 20/03/2026 146.92 -397 Ordinary -397 20/03/2026 146.92 -1,245 Ordinary -1,245 20/03/2026 146.92 3,495 Ordinary 3,495 20/03/2026 146.83 153 Ordinary 153 20/03/2026 146.92 -2,528 Ordinary -2,528 20/03/2026 146.92 -1,877 Ordinary -1,877 20/03/2026 146.92 -759 Ordinary -759 20/03/2026 146.92 656 Ordinary 656 20/03/2026 n/a -14,940 Ordinary -14,940 20/03/2026 n/a 14,940 Ordinary 14,940 20/03/2026 n/a -568 Ordinary -568 20/03/2026 n/a 568 Ordinary 568 20/03/2026 n/a -605 Ordinary -605 20/03/2026 n/a 605 Ordinary 605 20/03/2026 n/a -3,668 Ordinary -3,668 20/03/2026 n/a 3,668 Ordinary 3,668 20/03/2026 n/a -2,694 Ordinary -2,694 20/03/2026 n/a 2,694 Ordinary 2,694 20/03/2026 n/a -5,546 Ordinary -5,546 20/03/2026 n/a 5,546 Ordinary 5,546 20/03/2026 n/a -458 Ordinary -458 20/03/2026 n/a 458 Ordinary 458 20/03/2026 n/a -692 Ordinary -692 20/03/2026 n/a 692 Ordinary 692 20/03/2026 n/a -356 Ordinary -356 20/03/2026 n/a 356 Ordinary 356 20/03/2026 n/a 105 Ordinary 105 20/03/2026 n/a -8,630 Ordinary -8,630 20/03/2026 n/a 8,830 Ordinary 8,830 20/03/2026 n/a -9,968 Ordinary -9,968 20/03/2026 n/a 9,968 Ordinary 9,968 20/03/2026 n/a 208 Ordinary 208 20/03/2026 n/a -597 Ordinary -597 20/03/2026 n/a 597 Ordinary 597 20/03/2026 n/a -41,881 Ordinary -41,881 20/03/2026 n/a -4,742 Ordinary -4,742 20/03/2026 n/a 4,601 Ordinary 4,601 20/03/2026 n/a -1,534 Ordinary -1,534 20/03/2026 n/a 1,534 Ordinary 1,534 20/03/2026 n/a -31,233 Ordinary -31,233 20/03/2026 n/a 31,233 Ordinary 31,233 20/03/2026 n/a -10,580 Ordinary -10,580 20/03/2026 n/a 10,580 Ordinary 10,580 20/03/2026 n/a -16,559 Ordinary -16,559 20/03/2026 n/a -51,118 Ordinary -51,118 20/03/2026 n/a 51,118 Ordinary 51,118 20/03/2026 n/a -14,352 Ordinary -14,352 20/03/2026 n/a 14,352 Ordinary 14,352 20/03/2026 n/a -4,671 Ordinary -4,671 20/03/2026 n/a 4,671 Ordinary 4,671 20/03/2026 n/a -1,463 Ordinary -1,463 20/03/2026 n/a 1,463 Ordinary 1,463 20/03/2026 146.92 1,759 Ordinary 1,759 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 10 30-Apr-2026 20/03/2026 146.92 7 Ordinary 7 20/03/2026 146.92 2,093 Ordinary 2,093 20/03/2026 146.92 249 Ordinary 249 20/03/2026 146.98 -1,395 Ordinary -1,395 20/03/2026 146.92 -397 Ordinary -397 20/03/2026 146.92 327 Ordinary 327 20/03/2026 146.92 109 Ordinary 109 20/03/2026 146.98 -76,789 Ordinary -76,789 20/03/2026 146.92 -1,759 Ordinary -1,759 20/03/2026 146.92 -3,495 Ordinary -3,495 20/03/2026 146.92 -9,997 Ordinary -9,997 20/03/2026 146.92 -9,467 Ordinary -9,467 20/03/2026 146.92 -656 Ordinary -656 20/03/2026 146.92 9,467 Ordinary 9,467 20/03/2026 146.92 -1,795 Ordinary -1,795 20/03/2026 146.92 -295 Ordinary -295 20/03/2026 146.92 -923 Ordinary -923 20/03/2026 146.92 -1,761 Ordinary -1,761 20/03/2026 146.92 -5,516 Ordinary -5,516 20/03/2026 146.92 811 Ordinary 811 23/03/2026 144.41 -281 Ordinary -281 23/03/2026 142.80 -3,190 Ordinary -3,190 23/03/2026 144.41 1,108 Ordinary 1,108 23/03/2026 144.41 1,272 Ordinary 1,272 23/03/2026 144.41 848 Ordinary 848 23/03/2026 144.41 -141 Ordinary -141 23/03/2026 144.16 -210 Ordinary -210 23/03/2026 n/a 7 Ordinary 7 23/03/2026 n/a -134 Ordinary -134 23/03/2026 n/a 1,000 Ordinary 1,000 23/03/2026 n/a -1,000 Ordinary -1,000 23/03/2026 n/a 42,415 Ordinary 42,415 23/03/2026 n/a 916 Ordinary 916 23/03/2026 n/a 6,113 Ordinary 6,113 23/03/2026 n/a -3,786 Ordinary -3,786 23/03/2026 n/a -7 Ordinary -7 23/03/2026 n/a 134 Ordinary 134 23/03/2026 n/a 21 Ordinary 21 23/03/2026 n/a -100 Ordinary -100 23/03/2026 n/a -30,496 Ordinary -30,496 23/03/2026 n/a -167 Ordinary -167 23/03/2026 n/a -351 Ordinary -351 23/03/2026 n/a -47 Ordinary -47 23/03/2026 n/a -38,824 Ordinary -38,824 23/03/2026 n/a -15 Ordinary -15 23/03/2026 n/a -1 Ordinary -1 23/03/2026 n/a -21 Ordinary -21 23/03/2026 n/a 1,000 Ordinary 1,000 23/03/2026 n/a -1,000 Ordinary -1,000 23/03/2026 144.41 44 Ordinary 44 23/03/2026 142.80 -828 Ordinary -828 Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend

604 Page 11 30-Apr-2026 23/03/2026 n/a -892 Ordinary -892 23/03/2026 n/a -198 Ordinary -198 23/03/2026 144.41 -844 Ordinary -844 23/03/2026 144.41 218 Ordinary 218 23/03/2026 144.41 1,744 Ordinary 1,744 23/03/2026 144.41 234 Ordinary 234 23/03/2026 144.41 76 Ordinary 76 24/03/2026 147.56 203 Ordinary 203 24/03/2026 147.56 372 Ordinary 372 24/03/2026 147.56 831 Ordinary 831 24/03/2026 147.56 -1,272 Ordinary -1,272 24/03/2026 n/a 3,000 Ordinary 3,000 24/03/2026 n/a -3,367 Ordinary -3,367 24/03/2026 n/a 5 Ordinary 5 24/03/2026 n/a -5 Ordinary -5 24/03/2026 149.35 337 Ordinary 337 24/03/2026 n/a 170 Ordinary 170 24/03/2026 n/a 39 Ordinary 39 24/03/2026 n/a -33,353 Ordinary -33,353 24/03/2026 147.56 -214 Ordinary -214 24/03/2026 147.56 23 Ordinary 23 24/03/2026 147.56 4,804 Ordinary 4,804 24/03/2026 147.56 -43 Ordinary -43 24/03/2026 147.56 -925 Ordinary -925 24/03/2026 147.56 -4,804 Ordinary -4,804 25/03/2026 149.91 -593 Ordinary -593 25/03/2026 149.91 -371 Ordinary -371 25/03/2026 149.91 1,108 Ordinary 1,108 25/03/2026 149.91 -1,696 Ordinary -1,696 25/03/2026 150.22 249 Ordinary 249 25/03/2026 149.91 175 Ordinary 175 25/03/2026 n/a 25,998 Ordinary 25,998 25/03/2026 n/a -1,406 Ordinary -1,406 25/03/2026 n/a 600 Ordinary 600 25/03/2026 n/a 3,000 Ordinary 3,000 25/03/2026 n/a 63,529 Ordinary 63,529 25/03/2026 n/a 1,228 Ordinary 1,228 25/03/2026 n/a 12,186 Ordinary 12,186 25/03/2026 n/a 19,602 Ordinary 19,602 25/03/2026 n/a 1,731 Ordinary 1,731 25/03/2026 n/a 2,156 Ordinary 2,156 25/03/2026 n/a 23,540 Ordinary 23,540 25/03/2026 n/a -920 Ordinary -920 25/03/2026 n/a -273 Ordinary -273 25/03/2026 n/a 101,895 Ordinary 101,895 25/03/2026 n/a -242 Ordinary -242 25/03/2026 n/a 4,304 Ordinary 4,304 25/03/2026 n/a 215 Ordinary 215 25/03/2026 n/a 1,000 Ordinary 1,000 25/03/2026 n/a 185 Ordinary 185 25/03/2026 n/a -859 Ordinary -859 25/03/2026 n/a 19,267 Ordinary 19,267 Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Collateral received Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in

604 Page 12 30-Apr-2026 25/03/2026 n/a -2,632 Ordinary -2,632 25/03/2026 n/a 95 Ordinary 95 25/03/2026 n/a -104 Ordinary -104 25/03/2026 n/a 3,912 Ordinary 3,912 25/03/2026 n/a -1,840 Ordinary -1,840 25/03/2026 n/a -784 Ordinary -784 25/03/2026 n/a -2,257 Ordinary -2,257 25/03/2026 n/a -1,651 Ordinary -1,651 25/03/2026 n/a -287,096 Ordinary -287,096 25/03/2026 n/a -12,904 Ordinary -12,904 25/03/2026 149.91 -572 Ordinary -572 25/03/2026 149.91 -241 Ordinary -241 25/03/2026 n/a -288 Ordinary -288 25/03/2026 n/a 41,881 Ordinary 41,881 25/03/2026 n/a -592 Ordinary -592 25/03/2026 149.91 3,370 Ordinary 3,370 25/03/2026 149.91 28 Ordinary 28 25/03/2026 149.91 304 Ordinary 304 26/03/2026 151.02 -298 Ordinary -298 26/03/2026 151.02 -650 Ordinary -650 26/03/2026 150.29 -491 Ordinary -491 26/03/2026 150.29 151 Ordinary 151 26/03/2026 151.02 5,774 Ordinary 5,774 26/03/2026 151.02 3,850 Ordinary 3,850 26/03/2026 150.87 186 Ordinary 186 26/03/2026 151.02 1,523 Ordinary 1,523 26/03/2026 151.02 203 Ordinary 203 26/03/2026 151.02 298 Ordinary 298 26/03/2026 151.02 -203 Ordinary -203 26/03/2026 151.02 -443 Ordinary -443 26/03/2026 n/a -83,342 Ordinary -83,342 26/03/2026 n/a -2,771 Ordinary -2,771 26/03/2026 n/a -2,512 Ordinary -2,512 26/03/2026 n/a -228 Ordinary -228 26/03/2026 n/a -5,898 Ordinary -5,898 26/03/2026 n/a 1,328 Ordinary 1,328 26/03/2026 n/a -69,483 Ordinary -69,483 26/03/2026 n/a -10,040 Ordinary -10,040 26/03/2026 n/a -678 Ordinary -678 26/03/2026 n/a -544 Ordinary -544 26/03/2026 n/a -1,156 Ordinary -1,156 26/03/2026 n/a 1,222 Ordinary 1,222 26/03/2026 n/a -1,328 Ordinary -1,328 26/03/2026 151.02 -313 Ordinary -313 26/03/2026 n/a -7,820 Ordinary -7,820 26/03/2026 n/a -41,881 Ordinary -41,881 26/03/2026 n/a -139 Ordinary -139 26/03/2026 151.02 218 Ordinary 218 26/03/2026 151.02 161 Ordinary 161 26/03/2026 151.02 -1,523 Ordinary -1,523 27/03/2026 n/a -1,852 Ordinary -1,852 27/03/2026 n/a 214 Ordinary 214 27/03/2026 n/a -9,040 Ordinary -9,040 STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 13 30-Apr-2026 27/03/2026 n/a -18,661 Ordinary -18,661 27/03/2026 n/a 26 Ordinary 26 27/03/2026 n/a 784 Ordinary 784 27/03/2026 n/a 828 Ordinary 828 27/03/2026 n/a -1,000 Ordinary -1,000 27/03/2026 n/a -1,000 Ordinary -1,000 27/03/2026 n/a 1,000 Ordinary 1,000 27/03/2026 153.23 -8 Ordinary -8 27/03/2026 n/a 7,029 Ordinary 7,029 27/03/2026 n/a -283 Ordinary -283 27/03/2026 153.23 218 Ordinary 218 27/03/2026 153.23 156 Ordinary 156 27/03/2026 153.23 89 Ordinary 89 27/03/2026 153.23 -14,058 Ordinary -14,058 30/03/2026 160.78 -489 Ordinary -489 30/03/2026 160.78 -405 Ordinary -405 30/03/2026 160.78 645 Ordinary 645 30/03/2026 n/a 19,342 Ordinary 19,342 30/03/2026 n/a 21,178 Ordinary 21,178 30/03/2026 n/a -9,332 Ordinary -9,332 30/03/2026 n/a -365 Ordinary -365 30/03/2026 n/a 8,837 Ordinary 8,837 30/03/2026 n/a -75,000 Ordinary -75,000 30/03/2026 154.50 90 Ordinary 90 30/03/2026 160.78 -242 Ordinary -242 30/03/2026 160.78 -1,580 Ordinary -1,580 30/03/2026 n/a -635 Ordinary -635 30/03/2026 n/a 141 Ordinary 141 30/03/2026 n/a -528 Ordinary -528 30/03/2026 160.78 138 Ordinary 138 30/03/2026 160.78 219 Ordinary 219 30/03/2026 160.78 -797 Ordinary -797 30/03/2026 160.78 -645 Ordinary -645 30/03/2026 160.78 -1,608 Ordinary -1,608 31/03/2026 161.43 -1,554 Ordinary -1,554 31/03/2026 161.43 -1,096 Ordinary -1,096 31/03/2026 161.43 -218 Ordinary -218 31/03/2026 161.43 -618 Ordinary -618 31/03/2026 161.43 -613 Ordinary -613 31/03/2026 161.43 -59 Ordinary -59 31/03/2026 161.00 237 Ordinary 237 31/03/2026 161.43 618 Ordinary 618 31/03/2026 161.43 1,883 Ordinary 1,883 31/03/2026 n/a 35 Ordinary 35 31/03/2026 n/a 4,366 Ordinary 4,366 31/03/2026 n/a -1 Ordinary -1 31/03/2026 n/a 33,545 Ordinary 33,545 31/03/2026 n/a -334 Ordinary -334 31/03/2026 n/a 1,454 Ordinary 1,454 31/03/2026 n/a 1,794 Ordinary 1,794 31/03/2026 n/a -2,972 Ordinary -2,972 31/03/2026 n/a 84 Ordinary 84 31/03/2026 n/a -26 Ordinary -26 31/03/2026 n/a -35 Ordinary -35 STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 14 30-Apr-2026 31/03/2026 161.43 1,554 Ordinary 1,554 31/03/2026 161.43 4,730 Ordinary 4,730 31/03/2026 n/a 8,837 Ordinary 8,837 31/03/2026 161.43 736 Ordinary 736 31/03/2026 161.43 -1,106 Ordinary -1,106 31/03/2026 161.43 -2,370 Ordinary -2,370 31/03/2026 161.43 -1,580 Ordinary -1,580 31/03/2026 161.43 -3,555 Ordinary -3,555 31/03/2026 161.43 1,866 Ordinary 1,866 31/03/2026 161.43 613 Ordinary 613 31/03/2026 161.43 1,096 Ordinary 1,096 31/03/2026 161.43 3,338 Ordinary 3,338 31/03/2026 161.43 -237 Ordinary -237 31/03/2026 n/a 7,535 Ordinary 7,535 31/03/2026 n/a 1,302 Ordinary 1,302 31/03/2026 n/a -595 Ordinary -595 31/03/2026 n/a -201 Ordinary -201 31/03/2026 n/a -4,100 Ordinary -4,100 31/03/2026 n/a -17,765 Ordinary -17,765 31/03/2026 161.43 10,410 Ordinary 10,410 31/03/2026 161.43 218 Ordinary 218 31/03/2026 161.43 664 Ordinary 664 31/03/2026 161.43 327 Ordinary 327 31/03/2026 161.43 78 Ordinary 78 31/03/2026 161.43 302 Ordinary 302 31/03/2026 161.43 1,522 Ordinary 1,522 31/03/2026 161.43 -2,853 Ordinary -2,853 31/03/2026 161.43 -313 Ordinary -313 31/03/2026 161.43 -2,767 Ordinary -2,767 31/03/2026 161.43 -13,060 Ordinary -13,060 01/04/2026 167.30 21,804 Ordinary 21,804 01/04/2026 167.09 -1,375 Ordinary -1,375 01/04/2026 167.09 -1,272 Ordinary -1,272 01/04/2026 167.09 462 Ordinary 462 01/04/2026 n/a 29,621 Ordinary 29,621 01/04/2026 n/a 11,446 Ordinary 11,446 01/04/2026 n/a 1,160 Ordinary 1,160 01/04/2026 n/a -6 Ordinary -6 01/04/2026 n/a 311,460 Ordinary 311,460 01/04/2026 n/a -572 Ordinary -572 01/04/2026 n/a 9,793 Ordinary 9,793 01/04/2026 n/a -1,160 Ordinary -1,160 01/04/2026 n/a 7,699 Ordinary 7,699 01/04/2026 n/a 2,468 Ordinary 2,468 01/04/2026 n/a 9,417 Ordinary 9,417 01/04/2026 n/a 3,750 Ordinary 3,750 01/04/2026 n/a 2,801 Ordinary 2,801 01/04/2026 n/a 6,721 Ordinary 6,721 01/04/2026 n/a 23,455 Ordinary 23,455 01/04/2026 n/a 52,003 Ordinary 52,003 01/04/2026 n/a 572 Ordinary 572 01/04/2026 n/a 1,353 Ordinary 1,353 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in SSGA FUNDS MANAGEMENT, INC.

604 Page 15 30-Apr-2026 01/04/2026 167.67 365 Ordinary 365 01/04/2026 167.67 -707 Ordinary -707 01/04/2026 167.09 -95 Ordinary -95 01/04/2026 n/a -5,799 Ordinary -5,799 01/04/2026 n/a 3,655 Ordinary 3,655 01/04/2026 n/a -1,060 Ordinary -1,060 01/04/2026 167.09 5,218 Ordinary 5,218 01/04/2026 167.09 208 Ordinary 208 01/04/2026 167.09 78 Ordinary 78 02/04/2026 167.00 364 Ordinary 364 02/04/2026 161.62 424 Ordinary 424 02/04/2026 n/a 21,804 Ordinary 21,804 02/04/2026 n/a -6 Ordinary -6 02/04/2026 n/a -186 Ordinary -186 02/04/2026 n/a -6,464 Ordinary -6,464 02/04/2026 n/a 186 Ordinary 186 02/04/2026 161.62 132 Ordinary 132 02/04/2026 165.85 -675 Ordinary -675 02/04/2026 n/a -3,934 Ordinary -3,934 02/04/2026 n/a -2,241 Ordinary -2,241 02/04/2026 161.62 94 Ordinary 94 02/04/2026 161.62 218 Ordinary 218 02/04/2026 161.62 46 Ordinary 46 02/04/2026 167.00 -2,310 Ordinary -2,310 06/04/2026 n/a 2,100 Ordinary 2,100 06/04/2026 n/a 7 Ordinary 7 06/04/2026 n/a 378 Ordinary 378 06/04/2026 n/a 815 Ordinary 815 06/04/2026 n/a 6,256 Ordinary 6,256 06/04/2026 n/a -821 Ordinary -821 06/04/2026 n/a -382 Ordinary -382 06/04/2026 n/a -488 Ordinary -488 07/04/2026 166.40 20,172 Ordinary 20,172 07/04/2026 166.40 -2,475 Ordinary -2,475 07/04/2026 n/a 569 Ordinary 569 07/04/2026 n/a 72 Ordinary 72 07/04/2026 n/a 994 Ordinary 994 07/04/2026 n/a -7,018 Ordinary -7,018 07/04/2026 n/a 6,946 Ordinary 6,946 07/04/2026 n/a 182,823 Ordinary 182,823 07/04/2026 n/a -569 Ordinary -569 07/04/2026 n/a 417 Ordinary 417 07/04/2026 n/a 80 Ordinary 80 07/04/2026 n/a 8 Ordinary 8 07/04/2026 n/a 99 Ordinary 99 07/04/2026 n/a 105 Ordinary 105 07/04/2026 n/a 6 Ordinary 6 07/04/2026 n/a 197 Ordinary 197 07/04/2026 n/a 2,038 Ordinary 2,038 07/04/2026 n/a 29,227 Ordinary 29,227 07/04/2026 n/a 240 Ordinary 240 07/04/2026 n/a 316 Ordinary 316 07/04/2026 n/a 572 Ordinary 572 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 16 30-Apr-2026 07/04/2026 n/a 1,741 Ordinary 1,741 07/04/2026 n/a 1,385 Ordinary 1,385 07/04/2026 n/a 8,722 Ordinary 8,722 07/04/2026 n/a 683 Ordinary 683 07/04/2026 n/a 14 Ordinary 14 07/04/2026 n/a 4 Ordinary 4 07/04/2026 n/a 406 Ordinary 406 07/04/2026 n/a 177 Ordinary 177 07/04/2026 n/a 276 Ordinary 276 07/04/2026 n/a 84 Ordinary 84 07/04/2026 n/a 35 Ordinary 35 07/04/2026 n/a 36,493 Ordinary 36,493 07/04/2026 n/a 10,125 Ordinary 10,125 07/04/2026 n/a 20 Ordinary 20 07/04/2026 n/a 81 Ordinary 81 07/04/2026 n/a 4 Ordinary 4 07/04/2026 n/a 5 Ordinary 5 07/04/2026 n/a 478 Ordinary 478 07/04/2026 n/a 520 Ordinary 520 07/04/2026 n/a 100 Ordinary 100 07/04/2026 166.40 -790 Ordinary -790 07/04/2026 166.40 285 Ordinary 285 07/04/2026 166.40 190 Ordinary 190 07/04/2026 n/a -6,256 Ordinary -6,256 07/04/2026 n/a 675 Ordinary 675 07/04/2026 n/a 220 Ordinary 220 07/04/2026 166.40 981 Ordinary 981 07/04/2026 166.40 390 Ordinary 390 07/04/2026 166.40 161 Ordinary 161 07/04/2026 166.40 115 Ordinary 115 07/04/2026 166.40 57 Ordinary 57 07/04/2026 166.40 137 Ordinary 137 08/04/2026 173.57 255 Ordinary 255 08/04/2026 173.57 2,488 Ordinary 2,488 08/04/2026 n/a 200,000 Ordinary 200,000 08/04/2026 n/a 98 Ordinary 98 08/04/2026 n/a 250 Ordinary 250 08/04/2026 n/a 788 Ordinary 788 08/04/2026 n/a 287 Ordinary 287 08/04/2026 n/a 36,220 Ordinary 36,220 08/04/2026 n/a 44,800 Ordinary 44,800 08/04/2026 n/a 31,030 Ordinary 31,030 08/04/2026 n/a 200,000 Ordinary 200,000 08/04/2026 n/a 48,575 Ordinary 48,575 08/04/2026 n/a 85,886 Ordinary 85,886 08/04/2026 n/a 257 Ordinary 257 08/04/2026 n/a 6,464 Ordinary 6,464 08/04/2026 n/a 75 Ordinary 75 08/04/2026 n/a -417 Ordinary -417 08/04/2026 n/a -80 Ordinary -80 08/04/2026 n/a -8 Ordinary -8 08/04/2026 n/a -99 Ordinary -99 08/04/2026 n/a -105 Ordinary -105 Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received

604 Page 17 30-Apr-2026 08/04/2026 n/a -6 Ordinary -6 08/04/2026 n/a -197 Ordinary -197 08/04/2026 n/a -2,038 Ordinary -2,038 08/04/2026 n/a -29,227 Ordinary -29,227 08/04/2026 n/a -240 Ordinary -240 08/04/2026 n/a -316 Ordinary -316 08/04/2026 n/a -572 Ordinary -572 08/04/2026 n/a -1,741 Ordinary -1,741 08/04/2026 n/a -1,385 Ordinary -1,385 08/04/2026 n/a -8,722 Ordinary -8,722 08/04/2026 n/a -683 Ordinary -683 08/04/2026 n/a -14 Ordinary -14 08/04/2026 n/a -4 Ordinary -4 08/04/2026 n/a -406 Ordinary -406 08/04/2026 n/a -177 Ordinary -177 08/04/2026 n/a -276 Ordinary -276 08/04/2026 n/a -84 Ordinary -84 08/04/2026 n/a -35 Ordinary -35 08/04/2026 n/a -36,493 Ordinary -36,493 08/04/2026 n/a -10,125 Ordinary -10,125 08/04/2026 n/a -20 Ordinary -20 08/04/2026 n/a -81 Ordinary -81 08/04/2026 n/a -4 Ordinary -4 08/04/2026 n/a -5 Ordinary -5 08/04/2026 n/a -478 Ordinary -478 08/04/2026 n/a -520 Ordinary -520 08/04/2026 n/a -100 Ordinary -100 08/04/2026 n/a 275,000 Ordinary 275,000 08/04/2026 n/a -8,916 Ordinary -8,916 08/04/2026 n/a 9,910 Ordinary 9,910 08/04/2026 n/a -1,000 Ordinary -1,000 08/04/2026 n/a 1,000 Ordinary 1,000 08/04/2026 n/a -27,400 Ordinary -27,400 08/04/2026 n/a 27,400 Ordinary 27,400 08/04/2026 173.57 273 Ordinary 273 08/04/2026 173.64 -1,655 Ordinary -1,655 08/04/2026 n/a -22,475 Ordinary -22,475 08/04/2026 n/a 22,475 Ordinary 22,475 08/04/2026 n/a -568 Ordinary -568 08/04/2026 n/a 1,562 Ordinary 1,562 08/04/2026 n/a -605 Ordinary -605 08/04/2026 n/a 605 Ordinary 605 08/04/2026 n/a -3,668 Ordinary -3,668 08/04/2026 n/a 3,668 Ordinary 3,668 08/04/2026 n/a -2,694 Ordinary -2,694 08/04/2026 n/a 2,694 Ordinary 2,694 08/04/2026 n/a -6,848 Ordinary -6,848 08/04/2026 n/a 6,848 Ordinary 6,848 08/04/2026 n/a -458 Ordinary -458 08/04/2026 n/a 458 Ordinary 458 08/04/2026 n/a -692 Ordinary -692 08/04/2026 n/a 692 Ordinary 692 08/04/2026 n/a -356 Ordinary -356 08/04/2026 n/a 356 Ordinary 356 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY

604 Page 18 30-Apr-2026 08/04/2026 n/a -105 Ordinary -105 08/04/2026 n/a 105 Ordinary 105 08/04/2026 n/a 6,184 Ordinary 6,184 08/04/2026 n/a -9,968 Ordinary -9,968 08/04/2026 n/a 9,968 Ordinary 9,968 08/04/2026 n/a -208 Ordinary -208 08/04/2026 n/a 208 Ordinary 208 08/04/2026 n/a -597 Ordinary -597 08/04/2026 n/a 597 Ordinary 597 08/04/2026 n/a -2,943 Ordinary -2,943 08/04/2026 n/a 2,769 Ordinary 2,769 08/04/2026 n/a -1,534 Ordinary -1,534 08/04/2026 n/a 1,534 Ordinary 1,534 08/04/2026 n/a -23,142 Ordinary -23,142 08/04/2026 n/a 21,540 Ordinary 21,540 08/04/2026 n/a -10,092 Ordinary -10,092 08/04/2026 n/a 10,092 Ordinary 10,092 08/04/2026 n/a -14,352 Ordinary -14,352 08/04/2026 n/a 14,352 Ordinary 14,352 08/04/2026 n/a -4,671 Ordinary -4,671 08/04/2026 n/a 4,671 Ordinary 4,671 08/04/2026 n/a -1,463 Ordinary -1,463 08/04/2026 n/a 1,463 Ordinary 1,463 08/04/2026 173.57 112 Ordinary 112 08/04/2026 173.57 462 Ordinary 462 08/04/2026 173.64 327 Ordinary 327 08/04/2026 173.64 78 Ordinary 78 08/04/2026 172.12 327 Ordinary 327 09/04/2026 171.76 124 Ordinary 124 09/04/2026 170.08 1,132 Ordinary 1,132 09/04/2026 171.76 1,766 Ordinary 1,766 09/04/2026 171.76 1,717 Ordinary 1,717 09/04/2026 171.76 2,088 Ordinary 2,088 09/04/2026 n/a 339,392 Ordinary 339,392 09/04/2026 n/a 58,500 Ordinary 58,500 09/04/2026 n/a 36 Ordinary 36 09/04/2026 n/a 779 Ordinary 779 09/04/2026 n/a -288 Ordinary -288 09/04/2026 n/a 252 Ordinary 252 09/04/2026 n/a 5,540 Ordinary 5,540 09/04/2026 n/a 157 Ordinary 157 09/04/2026 n/a 570 Ordinary 570 09/04/2026 n/a 2,461 Ordinary 2,461 09/04/2026 n/a -275,000 Ordinary -275,000 09/04/2026 170.08 -2,317 Ordinary -2,317 09/04/2026 170.08 88 Ordinary 88 09/04/2026 171.76 610 Ordinary 610 09/04/2026 n/a -6,184 Ordinary -6,184 09/04/2026 n/a 86 Ordinary 86 09/04/2026 n/a 104 Ordinary 104 09/04/2026 171.76 327 Ordinary 327 09/04/2026 171.76 327 Ordinary 327 09/04/2026 171.76 78 Ordinary 78 Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer inSTATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 19 30-Apr-2026 09/04/2026 171.76 90 Ordinary 90 09/04/2026 171.76 53,124 Ordinary 53,124 10/04/2026 171.49 -2,008 Ordinary -2,008 10/04/2026 171.23 848 Ordinary 848 10/04/2026 n/a 11 Ordinary 11 10/04/2026 n/a 34 Ordinary 34 10/04/2026 n/a 1,566 Ordinary 1,566 10/04/2026 n/a 308 Ordinary 308 10/04/2026 n/a 47,000 Ordinary 47,000 10/04/2026 n/a 5,000 Ordinary 5,000 10/04/2026 n/a 50,000 Ordinary 50,000 10/04/2026 n/a 58,000 Ordinary 58,000 10/04/2026 n/a 60,285 Ordinary 60,285 10/04/2026 n/a 6 Ordinary 6 10/04/2026 n/a 263 Ordinary 263 10/04/2026 n/a -342 Ordinary -342 10/04/2026 n/a -11 Ordinary -11 10/04/2026 n/a -9,910 Ordinary -9,910 10/04/2026 n/a 9,910 Ordinary 9,910 10/04/2026 n/a -1,000 Ordinary -1,000 10/04/2026 n/a 1,000 Ordinary 1,000 10/04/2026 n/a -27,400 Ordinary -27,400 10/04/2026 n/a 27,400 Ordinary 27,400 10/04/2026 171.23 66 Ordinary 66 10/04/2026 171.23 276 Ordinary 276 10/04/2026 171.23 -1,106 Ordinary -1,106 10/04/2026 171.49 -502 Ordinary -502 10/04/2026 n/a -692 Ordinary -692 10/04/2026 n/a 692 Ordinary 692 10/04/2026 n/a -356 Ordinary -356 10/04/2026 n/a 356 Ordinary 356 10/04/2026 n/a -105 Ordinary -105 10/04/2026 n/a 105 Ordinary 105 10/04/2026 n/a -9,968 Ordinary -9,968 10/04/2026 n/a 9,968 Ordinary 9,968 10/04/2026 n/a -208 Ordinary -208 10/04/2026 n/a 208 Ordinary 208 10/04/2026 n/a -597 Ordinary -597 10/04/2026 n/a 597 Ordinary 597 10/04/2026 n/a -2,855 Ordinary -2,855 10/04/2026 n/a 2,847 Ordinary 2,847 10/04/2026 n/a -1,534 Ordinary -1,534 10/04/2026 n/a 1,534 Ordinary 1,534 10/04/2026 n/a -21,644 Ordinary -21,644 10/04/2026 n/a 21,787 Ordinary 21,787 10/04/2026 n/a -10,092 Ordinary -10,092 10/04/2026 n/a 10,092 Ordinary 10,092 10/04/2026 n/a -14,352 Ordinary -14,352 10/04/2026 n/a 14,352 Ordinary 14,352 10/04/2026 n/a -4,671 Ordinary -4,671 10/04/2026 n/a 4,671 Ordinary 4,671 10/04/2026 n/a -1,463 Ordinary -1,463 10/04/2026 n/a 1,463 Ordinary 1,463 10/04/2026 171.23 -368 Ordinary -368 SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend

604 Page 20 30-Apr-2026 10/04/2026 171.23 90 Ordinary 90 10/04/2026 171.23 302 Ordinary 302 13/04/2026 172.18 643 Ordinary 643 13/04/2026 n/a -3,242 Ordinary -3,242 13/04/2026 n/a 3,405 Ordinary 3,405 13/04/2026 n/a 623 Ordinary 623 13/04/2026 n/a 1,075 Ordinary 1,075 13/04/2026 n/a 900 Ordinary 900 13/04/2026 n/a 155,000 Ordinary 155,000 13/04/2026 n/a 653 Ordinary 653 13/04/2026 n/a -653 Ordinary -653 13/04/2026 n/a 7,900 Ordinary 7,900 13/04/2026 n/a 41,912 Ordinary 41,912 13/04/2026 n/a 4,000 Ordinary 4,000 13/04/2026 n/a 165,000 Ordinary 165,000 13/04/2026 n/a 1,544 Ordinary 1,544 13/04/2026 n/a 1,000 Ordinary 1,000 13/04/2026 172.07 184 Ordinary 184 13/04/2026 n/a 466 Ordinary 466 13/04/2026 n/a 719 Ordinary 719 13/04/2026 n/a -3 Ordinary -3 13/04/2026 n/a -1,985 Ordinary -1,985 13/04/2026 172.07 218 Ordinary 218 13/04/2026 172.07 420 Ordinary 420 13/04/2026 172.07 90 Ordinary 90 13/04/2026 172.07 8,507 Ordinary 8,507 14/04/2026 n/a 70,000 Ordinary 70,000 14/04/2026 n/a 13,683 Ordinary 13,683 14/04/2026 n/a 65 Ordinary 65 14/04/2026 n/a 580 Ordinary 580 14/04/2026 n/a 696 Ordinary 696 14/04/2026 n/a -1,221 Ordinary -1,221 14/04/2026 n/a -287 Ordinary -287 14/04/2026 n/a 171 Ordinary 171 14/04/2026 n/a 287 Ordinary 287 14/04/2026 n/a 118 Ordinary 118 14/04/2026 n/a 129 Ordinary 129 14/04/2026 n/a -2,169 Ordinary -2,169 14/04/2026 n/a 1,156 Ordinary 1,156 14/04/2026 n/a 175 Ordinary 175 14/04/2026 n/a 900 Ordinary 900 14/04/2026 n/a -78 Ordinary -78 14/04/2026 174.29 286 Ordinary 286 14/04/2026 174.68 2,572 Ordinary 2,572 14/04/2026 n/a 822 Ordinary 822 14/04/2026 n/a -466 Ordinary -466 14/04/2026 n/a -286 Ordinary -286 14/04/2026 n/a -3,416 Ordinary -3,416 14/04/2026 n/a -14,352 Ordinary -14,352 14/04/2026 n/a -1,463 Ordinary -1,463 14/04/2026 174.42 -2,609 Ordinary -2,609 14/04/2026 174.29 -1,587 Ordinary -1,587 15/04/2026 173.82 -413 Ordinary -413 15/04/2026 173.82 -1,860 Ordinary -1,860STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Lend - for stock lend Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 21 30-Apr-2026 15/04/2026 n/a 20,528 Ordinary 20,528 15/04/2026 n/a 13,492 Ordinary 13,492 15/04/2026 n/a 11,095 Ordinary 11,095 15/04/2026 n/a 25,440 Ordinary 25,440 15/04/2026 n/a 12,560 Ordinary 12,560 15/04/2026 n/a 55,088 Ordinary 55,088 15/04/2026 n/a 4,322 Ordinary 4,322 15/04/2026 n/a 20,030 Ordinary 20,030 15/04/2026 n/a 14,572 Ordinary 14,572 15/04/2026 n/a -2,169 Ordinary -2,169 15/04/2026 n/a 1,355 Ordinary 1,355 15/04/2026 n/a 68,582 Ordinary 68,582 15/04/2026 n/a 12,070 Ordinary 12,070 15/04/2026 n/a 125,568 Ordinary 125,568 15/04/2026 n/a 18,176 Ordinary 18,176 15/04/2026 n/a 1,013 Ordinary 1,013 15/04/2026 n/a 4,195 Ordinary 4,195 15/04/2026 n/a 31,974 Ordinary 31,974 15/04/2026 n/a 109,359 Ordinary 109,359 15/04/2026 n/a 40,086 Ordinary 40,086 15/04/2026 n/a 388 Ordinary 388 15/04/2026 n/a -3,305 Ordinary -3,305 15/04/2026 173.82 210 Ordinary 210 15/04/2026 173.82 440 Ordinary 440 15/04/2026 173.82 110 Ordinary 110 15/04/2026 173.78 69 Ordinary 69 15/04/2026 173.82 1,860 Ordinary 1,860 16/04/2026 172.60 -1,278 Ordinary -1,278 16/04/2026 172.60 848 Ordinary 848 16/04/2026 172.60 280 Ordinary 280 16/04/2026 172.60 515 Ordinary 515 16/04/2026 n/a 4,000 Ordinary 4,000 16/04/2026 n/a 998 Ordinary 998 16/04/2026 n/a -91 Ordinary -91 16/04/2026 n/a 91 Ordinary 91 16/04/2026 n/a -320 Ordinary -320 16/04/2026 n/a -185 Ordinary -185 16/04/2026 n/a -21,093 Ordinary -21,093 16/04/2026 n/a 606 Ordinary 606 16/04/2026 n/a 86 Ordinary 86 16/04/2026 n/a 50,000 Ordinary 50,000 16/04/2026 n/a -507 Ordinary -507 16/04/2026 n/a 320 Ordinary 320 16/04/2026 n/a 70,000 Ordinary 70,000 16/04/2026 n/a 41,881 Ordinary 41,881 16/04/2026 n/a 33 Ordinary 33 16/04/2026 n/a 8,534 Ordinary 8,534 16/04/2026 172.60 330 Ordinary 330 16/04/2026 172.60 90 Ordinary 90 17/04/2026 173.75 603 Ordinary 603 17/04/2026 173.75 -672 Ordinary -672 17/04/2026 173.75 -336 Ordinary -336 17/04/2026 173.75 1,775 Ordinary 1,775 Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED

604 Page 22 30-Apr-2026 17/04/2026 n/a 7,800 Ordinary 7,800 17/04/2026 n/a 1,597 Ordinary 1,597 17/04/2026 n/a 99,888 Ordinary 99,888 17/04/2026 n/a -3,194 Ordinary -3,194 17/04/2026 n/a 112 Ordinary 112 17/04/2026 n/a -34,857 Ordinary -34,857 17/04/2026 n/a 269 Ordinary 269 17/04/2026 n/a -8 Ordinary -8 17/04/2026 n/a 3,000 Ordinary 3,000 17/04/2026 n/a -269 Ordinary -269 17/04/2026 n/a 1,436 Ordinary 1,436 17/04/2026 n/a 2,693 Ordinary 2,693 17/04/2026 n/a 87 Ordinary 87 17/04/2026 n/a 42 Ordinary 42 17/04/2026 n/a 1,276 Ordinary 1,276 17/04/2026 n/a 25 Ordinary 25 17/04/2026 n/a 751 Ordinary 751 17/04/2026 n/a 208 Ordinary 208 17/04/2026 n/a 30,615 Ordinary 30,615 17/04/2026 n/a 599 Ordinary 599 17/04/2026 n/a 22 Ordinary 22 17/04/2026 n/a 18 Ordinary 18 17/04/2026 n/a 17 Ordinary 17 17/04/2026 n/a 7 Ordinary 7 17/04/2026 n/a 292 Ordinary 292 17/04/2026 n/a 17 Ordinary 17 17/04/2026 n/a 89 Ordinary 89 17/04/2026 n/a 279 Ordinary 279 17/04/2026 n/a 395 Ordinary 395 17/04/2026 n/a 14 Ordinary 14 17/04/2026 n/a 5,394 Ordinary 5,394 17/04/2026 n/a 38,178 Ordinary 38,178 17/04/2026 n/a 21 Ordinary 21 17/04/2026 n/a 216 Ordinary 216 17/04/2026 n/a 530 Ordinary 530 17/04/2026 n/a -10,810 Ordinary -10,810 17/04/2026 n/a 10,066 Ordinary 10,066 17/04/2026 n/a -922 Ordinary -922 17/04/2026 n/a -27,400 Ordinary -27,400 17/04/2026 n/a 27,400 Ordinary 27,400 17/04/2026 173.37 -1,145 Ordinary -1,145 17/04/2026 n/a -1,666 Ordinary -1,666 17/04/2026 n/a -692 Ordinary -692 17/04/2026 n/a 692 Ordinary 692 17/04/2026 n/a -356 Ordinary -356 17/04/2026 n/a 356 Ordinary 356 17/04/2026 n/a -105 Ordinary -105 17/04/2026 n/a 105 Ordinary 105 17/04/2026 n/a -9,968 Ordinary -9,968 17/04/2026 n/a 9,968 Ordinary 9,968 17/04/2026 n/a 3,379 Ordinary 3,379 17/04/2026 n/a -719 Ordinary -719 17/04/2026 n/a -208 Ordinary -208 17/04/2026 n/a 208 Ordinary 208 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 23 30-Apr-2026 17/04/2026 n/a -597 Ordinary -597 17/04/2026 n/a 597 Ordinary 597 17/04/2026 n/a -41,881 Ordinary -41,881 17/04/2026 n/a -2,979 Ordinary -2,979 17/04/2026 n/a 2,515 Ordinary 2,515 17/04/2026 n/a -1,534 Ordinary -1,534 17/04/2026 n/a 1,534 Ordinary 1,534 17/04/2026 n/a -21,615 Ordinary -21,615 17/04/2026 n/a 28,289 Ordinary 28,289 17/04/2026 n/a -10,092 Ordinary -10,092 17/04/2026 n/a 10,092 Ordinary 10,092 17/04/2026 n/a 11,900 Ordinary 11,900 17/04/2026 n/a -4,671 Ordinary -4,671 17/04/2026 n/a 4,671 Ordinary 4,671 17/04/2026 173.75 -180 Ordinary -180 17/04/2026 173.75 -80 Ordinary -80 17/04/2026 173.62 12,886 Ordinary 12,886 20/04/2026 172.51 2,829 Ordinary 2,829 20/04/2026 172.51 109 Ordinary 109 20/04/2026 172.51 487 Ordinary 487 20/04/2026 n/a 4,982 Ordinary 4,982 20/04/2026 n/a 1,387 Ordinary 1,387 20/04/2026 n/a -8,572 Ordinary -8,572 20/04/2026 n/a 574 Ordinary 574 20/04/2026 n/a -241 Ordinary -241 20/04/2026 n/a 4,133 Ordinary 4,133 20/04/2026 n/a 3,167 Ordinary 3,167 20/04/2026 n/a 75,000 Ordinary 75,000 20/04/2026 n/a 241 Ordinary 241 20/04/2026 n/a 3,347 Ordinary 3,347 20/04/2026 n/a 89 Ordinary 89 20/04/2026 n/a -178,907 Ordinary -178,907 20/04/2026 n/a -1,436 Ordinary -1,436 20/04/2026 n/a -2,693 Ordinary -2,693 20/04/2026 n/a -21 Ordinary -21 20/04/2026 n/a -7 Ordinary -7 20/04/2026 n/a 1 Ordinary 1 20/04/2026 n/a -2,435 Ordinary -2,435 20/04/2026 n/a 119 Ordinary 119 20/04/2026 n/a 103 Ordinary 103 20/04/2026 n/a -2 Ordinary -2 20/04/2026 n/a 1 Ordinary 1 20/04/2026 n/a 23 Ordinary 23 20/04/2026 n/a 64 Ordinary 64 20/04/2026 n/a 22 Ordinary 22 20/04/2026 n/a -15 Ordinary -15 20/04/2026 n/a 36 Ordinary 36 20/04/2026 n/a 2,523 Ordinary 2,523 20/04/2026 n/a 32 Ordinary 32 20/04/2026 n/a -45 Ordinary -45 20/04/2026 n/a 50 Ordinary 50 20/04/2026 n/a -87 Ordinary -87 20/04/2026 n/a -42 Ordinary -42 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 24 30-Apr-2026 20/04/2026 n/a -1,276 Ordinary -1,276 20/04/2026 n/a -25 Ordinary -25 20/04/2026 n/a -751 Ordinary -751 20/04/2026 n/a -22 Ordinary -22 20/04/2026 n/a -18 Ordinary -18 20/04/2026 n/a -17 Ordinary -17 20/04/2026 n/a -7 Ordinary -7 20/04/2026 n/a -70,000 Ordinary -70,000 20/04/2026 n/a -17 Ordinary -17 20/04/2026 n/a -279 Ordinary -279 20/04/2026 n/a -395 Ordinary -395 20/04/2026 n/a -14 Ordinary -14 20/04/2026 n/a -5,394 Ordinary -5,394 20/04/2026 n/a -216 Ordinary -216 20/04/2026 n/a -530 Ordinary -530 20/04/2026 172.23 -253 Ordinary -253 20/04/2026 n/a 1,821 Ordinary 1,821 20/04/2026 172.51 4,158 Ordinary 4,158 20/04/2026 n/a -520 Ordinary -520 20/04/2026 n/a 2,341 Ordinary 2,341 20/04/2026 n/a 6,418 Ordinary 6,418 20/04/2026 n/a 3,884 Ordinary 3,884 20/04/2026 n/a 42,849 Ordinary 42,849 20/04/2026 n/a -976 Ordinary -976 20/04/2026 n/a 2,944 Ordinary 2,944 20/04/2026 n/a 612 Ordinary 612 20/04/2026 172.51 770 Ordinary 770 20/04/2026 172.51 220 Ordinary 220 20/04/2026 172.51 158 Ordinary 158 20/04/2026 173.20 1,872 Ordinary 1,872 20/04/2026 172.51 -58 Ordinary -58 21/04/2026 173.91 4,755 Ordinary 4,755 21/04/2026 173.86 2,200 Ordinary 2,200 21/04/2026 173.86 942 Ordinary 942 21/04/2026 n/a -91,800 Ordinary -91,800 21/04/2026 n/a 5,278 Ordinary 5,278 21/04/2026 n/a 8 Ordinary 8 21/04/2026 n/a 5,175 Ordinary 5,175 21/04/2026 n/a -3,794 Ordinary -3,794 21/04/2026 n/a 10,417 Ordinary 10,417 21/04/2026 n/a 600 Ordinary 600 21/04/2026 n/a -16,200 Ordinary -16,200 21/04/2026 n/a -271 Ordinary -271 21/04/2026 n/a -82 Ordinary -82 21/04/2026 n/a -35,743 Ordinary -35,743 21/04/2026 n/a -19 Ordinary -19 21/04/2026 n/a -193 Ordinary -193 21/04/2026 n/a -33,138 Ordinary -33,138 21/04/2026 n/a -554 Ordinary -554 21/04/2026 n/a 19,000 Ordinary 19,000 21/04/2026 n/a -9 Ordinary -9 21/04/2026 n/a 9 Ordinary 9 21/04/2026 n/a 859 Ordinary 859 STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 25 30-Apr-2026 21/04/2026 173.91 3,291 Ordinary 3,291 21/04/2026 173.20 -504 Ordinary -504 21/04/2026 n/a 600 Ordinary 600 21/04/2026 n/a -3,336 Ordinary -3,336 21/04/2026 n/a 4,053 Ordinary 4,053 21/04/2026 n/a -458 Ordinary -458 21/04/2026 n/a 151 Ordinary 151 21/04/2026 n/a -20 Ordinary -20 21/04/2026 n/a -2,995 Ordinary -2,995 21/04/2026 173.86 220 Ordinary 220 21/04/2026 173.86 990 Ordinary 990 21/04/2026 173.91 19,700 Ordinary 19,700 21/04/2026 173.50 742 Ordinary 742 22/04/2026 173.05 -1,388 Ordinary -1,388 22/04/2026 n/a 40,179 Ordinary 40,179 22/04/2026 n/a 4,000 Ordinary 4,000 22/04/2026 n/a 26,000 Ordinary 26,000 22/04/2026 n/a -157 Ordinary -157 22/04/2026 n/a 490 Ordinary 490 22/04/2026 n/a 1,467 Ordinary 1,467 22/04/2026 n/a 22 Ordinary 22 22/04/2026 n/a 8 Ordinary 8 22/04/2026 n/a 45 Ordinary 45 22/04/2026 n/a -1,518 Ordinary -1,518 22/04/2026 n/a 1,035 Ordinary 1,035 22/04/2026 n/a 85 Ordinary 85 22/04/2026 n/a 104 Ordinary 104 22/04/2026 n/a 8,156 Ordinary 8,156 22/04/2026 n/a 809 Ordinary 809 22/04/2026 n/a 981 Ordinary 981 22/04/2026 n/a 11,844 Ordinary 11,844 22/04/2026 n/a 431 Ordinary 431 22/04/2026 n/a 84 Ordinary 84 22/04/2026 n/a 7,000 Ordinary 7,000 22/04/2026 n/a -19,000 Ordinary -19,000 22/04/2026 173.05 110 Ordinary 110 22/04/2026 173.86 -1,598 Ordinary -1,598 22/04/2026 n/a -6,418 Ordinary -6,418 22/04/2026 n/a -790 Ordinary -790 22/04/2026 n/a -3,360 Ordinary -3,360 22/04/2026 n/a 111 Ordinary 111 22/04/2026 173.05 4,230 Ordinary 4,230 22/04/2026 173.05 110 Ordinary 110 22/04/2026 173.05 110 Ordinary 110 22/04/2026 173.05 79 Ordinary 79 22/04/2026 173.05 316 Ordinary 316 22/04/2026 173.05 92 Ordinary 92 22/04/2026 173.05 -2,388 Ordinary -2,388 23/04/2026 171.95 -2,119 Ordinary -2,119 23/04/2026 171.95 -1,767 Ordinary -1,767 23/04/2026 171.95 1,775 Ordinary 1,775 23/04/2026 174.69 274 Ordinary 274 23/04/2026 n/a -1,731 Ordinary -1,731 Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS ASIA LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 26 30-Apr-2026 23/04/2026 n/a 3,000 Ordinary 3,000 23/04/2026 n/a -10,815 Ordinary -10,815 23/04/2026 n/a -82 Ordinary -82 23/04/2026 n/a 1,731 Ordinary 1,731 23/04/2026 n/a 33,681 Ordinary 33,681 23/04/2026 n/a 15 Ordinary 15 23/04/2026 n/a 14,997 Ordinary 14,997 23/04/2026 n/a 16 Ordinary 16 23/04/2026 n/a 20 Ordinary 20 23/04/2026 n/a 4,032 Ordinary 4,032 23/04/2026 n/a 78,867 Ordinary 78,867 23/04/2026 n/a 641 Ordinary 641 23/04/2026 n/a 88,309 Ordinary 88,309 23/04/2026 n/a 1,173 Ordinary 1,173 23/04/2026 n/a 61,234 Ordinary 61,234 23/04/2026 n/a 11,331 Ordinary 11,331 23/04/2026 n/a -2 Ordinary -2 23/04/2026 n/a 18,853 Ordinary 18,853 23/04/2026 n/a 5,676 Ordinary 5,676 23/04/2026 n/a 63 Ordinary 63 23/04/2026 n/a -83 Ordinary -83 23/04/2026 n/a -7,000 Ordinary -7,000 23/04/2026 n/a -1 Ordinary -1 23/04/2026 n/a -109 Ordinary -109 23/04/2026 n/a -103 Ordinary -103 23/04/2026 n/a -1 Ordinary -1 23/04/2026 n/a -23 Ordinary -23 23/04/2026 n/a -64 Ordinary -64 23/04/2026 n/a -22 Ordinary -22 23/04/2026 n/a -36 Ordinary -36 23/04/2026 n/a -41 Ordinary -41 23/04/2026 n/a -51 Ordinary -51 23/04/2026 171.95 9,937 Ordinary 9,937 23/04/2026 n/a 34 Ordinary 34 23/04/2026 n/a -9,541 Ordinary -9,541 23/04/2026 n/a -19 Ordinary -19 23/04/2026 n/a 918 Ordinary 918 23/04/2026 n/a 1,334 Ordinary 1,334 23/04/2026 171.95 330 Ordinary 330 23/04/2026 171.95 110 Ordinary 110 23/04/2026 171.95 2,119 Ordinary 2,119 23/04/2026 171.95 1,767 Ordinary 1,767 24/04/2026 171.59 -545 Ordinary -545 24/04/2026 171.59 -2,688 Ordinary -2,688 24/04/2026 171.59 -268 Ordinary -268 24/04/2026 171.59 -1,562 Ordinary -1,562 24/04/2026 171.59 -1,175 Ordinary -1,175 24/04/2026 n/a 3,620 Ordinary 3,620 24/04/2026 n/a -49 Ordinary -49 24/04/2026 n/a -162 Ordinary -162 24/04/2026 n/a 201 Ordinary 201 24/04/2026 n/a -41 Ordinary -41 24/04/2026 n/a 21,119 Ordinary 21,119 24/04/2026 n/a 168 Ordinary 168 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY

604 Page 27 30-Apr-2026 24/04/2026 n/a -1,106 Ordinary -1,106 24/04/2026 n/a -6,804 Ordinary -6,804 24/04/2026 n/a 1,106 Ordinary 1,106 24/04/2026 n/a 761 Ordinary 761 24/04/2026 n/a 890 Ordinary 890 24/04/2026 n/a 3,771 Ordinary 3,771 24/04/2026 n/a -167 Ordinary -167 24/04/2026 n/a 49,684 Ordinary 49,684 24/04/2026 n/a 14,488 Ordinary 14,488 24/04/2026 n/a -890 Ordinary -890 24/04/2026 n/a 167 Ordinary 167 24/04/2026 n/a 10,627 Ordinary 10,627 24/04/2026 n/a 6,979 Ordinary 6,979 24/04/2026 n/a 41 Ordinary 41 24/04/2026 n/a 49 Ordinary 49 24/04/2026 n/a -13 Ordinary -13 24/04/2026 n/a -12,746 Ordinary -12,746 24/04/2026 n/a 12,746 Ordinary 12,746 24/04/2026 n/a -27,400 Ordinary -27,400 24/04/2026 n/a 27,400 Ordinary 27,400 24/04/2026 171.59 -135,453 Ordinary -135,453 24/04/2026 171.59 135,453 Ordinary 135,453 24/04/2026 n/a -692 Ordinary -692 24/04/2026 n/a 692 Ordinary 692 24/04/2026 n/a -356 Ordinary -356 24/04/2026 n/a 356 Ordinary 356 24/04/2026 n/a -105 Ordinary -105 24/04/2026 n/a 105 Ordinary 105 24/04/2026 n/a -3,279 Ordinary -3,279 24/04/2026 n/a 3,213 Ordinary 3,213 24/04/2026 n/a -427 Ordinary -427 24/04/2026 n/a 427 Ordinary 427 24/04/2026 n/a -208 Ordinary -208 24/04/2026 n/a 208 Ordinary 208 24/04/2026 n/a -597 Ordinary -597 24/04/2026 n/a 597 Ordinary 597 24/04/2026 n/a -43,767 Ordinary -43,767 24/04/2026 n/a 43,767 Ordinary 43,767 24/04/2026 n/a -2,964 Ordinary -2,964 24/04/2026 n/a 2,842 Ordinary 2,842 24/04/2026 n/a -1,534 Ordinary -1,534 24/04/2026 n/a 1,534 Ordinary 1,534 24/04/2026 n/a -28,238 Ordinary -28,238 24/04/2026 n/a 28,238 Ordinary 28,238 24/04/2026 n/a -10,092 Ordinary -10,092 24/04/2026 n/a 10,092 Ordinary 10,092 24/04/2026 n/a -11,900 Ordinary -11,900 24/04/2026 n/a 11,900 Ordinary 11,900 24/04/2026 n/a -4,671 Ordinary -4,671 24/04/2026 n/a 4,671 Ordinary 4,671 24/04/2026 n/a -612 Ordinary -612 24/04/2026 n/a 612 Ordinary 612 24/04/2026 171.59 598 Ordinary 598 Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 28 30-Apr-2026 24/04/2026 171.59 90 Ordinary 90 24/04/2026 171.59 1,201 Ordinary 1,201 24/04/2026 171.59 212 Ordinary 212 24/04/2026 171.59 1,562 Ordinary 1,562 24/04/2026 171.59 1,168 Ordinary 1,168 27/04/2026 172.93 -546 Ordinary -546 27/04/2026 n/a 6,855 Ordinary 6,855 27/04/2026 n/a 2,434 Ordinary 2,434 27/04/2026 n/a -853 Ordinary -853 27/04/2026 n/a 517 Ordinary 517 27/04/2026 n/a 4,145 Ordinary 4,145 27/04/2026 n/a 88 Ordinary 88 27/04/2026 n/a -517 Ordinary -517 27/04/2026 n/a -88 Ordinary -88 27/04/2026 n/a -12,667 Ordinary -12,667 27/04/2026 n/a 269 Ordinary 269 27/04/2026 n/a -274 Ordinary -274 27/04/2026 n/a -12,667 Ordinary -12,667 27/04/2026 n/a -853 Ordinary -853 27/04/2026 172.93 -149 Ordinary -149 27/04/2026 172.93 -3,912 Ordinary -3,912 27/04/2026 n/a -9,884 Ordinary -9,884 27/04/2026 n/a -3,636 Ordinary -3,636 27/04/2026 n/a -103 Ordinary -103 27/04/2026 n/a -437 Ordinary -437 27/04/2026 n/a -30 Ordinary -30 27/04/2026 n/a -10,092 Ordinary -10,092 27/04/2026 172.93 220 Ordinary 220 27/04/2026 172.93 115 Ordinary 115 27/04/2026 172.93 606 Ordinary 606 27/04/2026 172.93 3,912 Ordinary 3,912 27/04/2026 172.93 546 Ordinary 546 28/04/2026 171.66 -15,837 Ordinary -15,837 28/04/2026 172.12 -4,557 Ordinary -4,557 28/04/2026 172.12 -1,207 Ordinary -1,207 28/04/2026 172.12 -913 Ordinary -913 28/04/2026 n/a 69,986 Ordinary 69,986 28/04/2026 n/a 14,653 Ordinary 14,653 28/04/2026 n/a 1,402 Ordinary 1,402 28/04/2026 n/a -49 Ordinary -49 28/04/2026 n/a 6,768 Ordinary 6,768 28/04/2026 n/a 4,598 Ordinary 4,598 28/04/2026 n/a 88,184 Ordinary 88,184 28/04/2026 n/a 3,956 Ordinary 3,956 28/04/2026 n/a 1,620 Ordinary 1,620 28/04/2026 n/a 3,439 Ordinary 3,439 28/04/2026 n/a 1,649 Ordinary 1,649 28/04/2026 n/a 837 Ordinary 837 28/04/2026 n/a 648 Ordinary 648 28/04/2026 n/a 5,891 Ordinary 5,891 28/04/2026 n/a 418 Ordinary 418 28/04/2026 n/a 180,769 Ordinary 180,769 28/04/2026 n/a 12,365 Ordinary 12,365 28/04/2026 n/a 288 Ordinary 288 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer outSTATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend Lend - for stock lend

604 Page 29 30-Apr-2026 28/04/2026 n/a -2 Ordinary -2 28/04/2026 n/a 49 Ordinary 49 28/04/2026 n/a -79 Ordinary -79 28/04/2026 n/a 79 Ordinary 79 28/04/2026 n/a -26,547 Ordinary -26,547 28/04/2026 n/a 26,547 Ordinary 26,547 28/04/2026 172.12 4,557 Ordinary 4,557 28/04/2026 172.12 913 Ordinary 913 28/04/2026 n/a -692 Ordinary -692 28/04/2026 n/a 692 Ordinary 692 28/04/2026 n/a -356 Ordinary -356 28/04/2026 n/a 356 Ordinary 356 28/04/2026 n/a -105 Ordinary -105 28/04/2026 n/a 105 Ordinary 105 28/04/2026 n/a -3,110 Ordinary -3,110 28/04/2026 n/a 3,015 Ordinary 3,015 28/04/2026 n/a -427 Ordinary -427 28/04/2026 n/a 427 Ordinary 427 28/04/2026 n/a -208 Ordinary -208 28/04/2026 n/a 208 Ordinary 208 28/04/2026 n/a -597 Ordinary -597 28/04/2026 n/a 597 Ordinary 597 28/04/2026 n/a -43,767 Ordinary -43,767 28/04/2026 n/a 43,767 Ordinary 43,767 28/04/2026 n/a -2,405 Ordinary -2,405 28/04/2026 n/a 2,364 Ordinary 2,364 28/04/2026 n/a -1,504 Ordinary -1,504 28/04/2026 n/a 1,534 Ordinary 1,534 28/04/2026 n/a -28,238 Ordinary -28,238 28/04/2026 n/a 28,238 Ordinary 28,238 28/04/2026 n/a 4,483 Ordinary 4,483 28/04/2026 n/a -11,900 Ordinary -11,900 28/04/2026 n/a 11,900 Ordinary 11,900 28/04/2026 n/a -4,671 Ordinary -4,671 28/04/2026 n/a 4,671 Ordinary 4,671 28/04/2026 n/a -612 Ordinary -612 28/04/2026 n/a 612 Ordinary 612 28/04/2026 172.12 440 Ordinary 440 28/04/2026 172.12 660 Ordinary 660 28/04/2026 172.12 220 Ordinary 220 28/04/2026 172.12 180 Ordinary 180 28/04/2026 172.12 -203 Ordinary -203 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 30 30-Apr-2026 Annexure B This is Annexure B referred to in Form 604, Notice of change of interest of substantial holder 30/04/2026 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must return securities collateral if the borrower returns the borrowed securities or equivalent securities) Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date. Securities collateral is returned on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and ownership is enforce; (2) Yes If yes, in what detail? (1) Only if the borrower defaults and ownership is enforced; Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were transferred, as indicated in Annexure A to this notice Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“title transfer”) over the securities as collateral to secure a securities loan. (See Part A of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Securities Lending Authorisation Agreement If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if instructed to by the borrower (2) As determined by the owner of the securities Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered by State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) No (2) Yes. (Borrower has the right to vote, but may on-lend securities) Type of agreement: Securities Lending Authorisation Agreement/ Global Master Securities Lending Agreement/ Securities Loan Agreement. A pro forma copy of the agreement will be given if requested by the ASIC or the company or responsible entity to whom the prescribed report is given. Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as lender of the securities under securities lending authorisation agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has lent the securities and retains relevant interest as per Part B of this Annexure.)

604 Page 31 30-Apr-2026 Annexure C This is Annexure C referred to in Form 604, Notice of change of interest of substantial holder 30/04/2026 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Are there any restrictions on voting rights? (1) Yes, but only if the lender recalls the loan and exercises its right to become the registered holder (2) Yes (while registered holder) If yes, in what detail? (1) Only if the lender recalls the loan and exercises its right to become the registered holder (2) Borrower may exercise voting rights (while registered holder) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to the borrower are set out in Annexure A to this notice Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company lends the securities under securities lending agreement, and retains relevant interest through the right to recall the securities or equivalent securities. Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if the borrower is the registered holder. However the securities are on- lent by the borrower as per Part B of this Annexure (2) n/a Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) Yes (if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure) (2) No, not during term of securities loan Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement/Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as borrower of the securities under securities lending agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has on-lent the securities and retains relevant interest as per Part A of this Annexure.)

604 Page 32 30-Apr-2026 If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must release pledged securities if the borrower returns the borrowed securities or equivalent securities) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were pledged, as indicated in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled release date. Securities are released from pledge on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] No scheduled release date. Securities are released from pledge on termination of related securities loan or the provision of alternative collateral Holder of voting rights LENDER Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and pledge is enforced If yes, in what detail? (1) Only if the borrower defaults and pledge is enforced (2) In accordance with ordinary rights as registered holder, either directly or through nominee holder Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Part C: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“pledge”) over the securities as collateral to secure a securities loan. (See Part B of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Security Agreement: If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given.